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The Lierly   3 2 1827 sqft

$215,000	57%	$98,660	190	93
Purchase Price	Financing	Raise Amount	Investors	Waitlist

174% reserved

MARKET
Rapidly Growing City
Fayetteville ranked #4 Best Places to Live Nationally by U.S. News.

PROPERTY
Investment Potential
Homes nearby have seen a 35% increase in property value over the last 10 years.

FINANCIALS
Home Lease
Current tenant signed a 2 year lease on July 27, 2019.

THE MARKET

Fayetteville, Arkansas
Ranked #4 in Best Places to Live

#1 Austin, TX
#2 Denver, CO
#3 Colorado Springs, CO
#4 Fayetteville, AR
#5 Des Moines, IA

BEST PLACES US News RANKINGS

Northwest Arkansas
ARKANSAS &
GOLDEN AGE
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What it's like to live in Fayetteville, AR

Located in a region that's experiencing drastic growth, Fayetteville – together with Bentonville, Rogers and Springdale – has transformed from a small town to a center of higher education, culture, commerce and entrepreneurialism. The area known as Northwest Arkansas is the birthplace of Walmart, the headquarters of Tyson Foods and the home of the University of Arkansas, the flagship campus of the U of A system.

Nestled in the Ozark Mountains, Fayetteville attracts outdoorsy types with its abundance of state parks, acres of community green space, playgrounds, parks and walking trails. The metro area also boasts a first-class performing arts center, an active local food movement, live music venues and a dynamic

parks and walking trails. The metro area also boasts a first class performing arts center, an active local food movement, live music venues and a dynamic festival scene.

Quick Facts on Fayetteville, AR

514,166
METRO POPULATION

33.9
MEDIAN AGE

2.7%
UNEMPLOYMENT RATE

45,830
AVERAGE ANNUAL SALARY

Real Estate Data for Fayetteville, AR

Zillow Home Price Trends

Single Family Residential 2010 - 2020



Zillow Rental Price Trends

Single Family Residential 2010 - 2020



THE PROPERTY

Quick Facts for The Lierly

Property type	Single Family Home
Location	Fayetteville, AR
Year built	2010
Square footage	1,827
Bedrooms	3
Bathrooms	2

About the Property

This lovely home sits on a corner lot on the edge of a private neighborhood in Fayetteville. Residents can enjoy the back deck with friends and family overlooking beautiful sunset views in the evening. The home features a split floor plan, large master suite, and spacious bathrooms on each end. Plenty of storage throughout and updated fixtures in the kitchen and bathrooms.

Independent Appraisals

1) A valuation report produced by HouseCanary on June, 04, 2020, appraised the value of The Lierly property in the valuation range of $208,408 to $227,194.
2) A valuation report produced by RedBell on July, 14, 2020, appraised the value of The Lierly property at a calculated price of $238,415.

Property Location



Neighborhood Overview

The area of West Fayetteville is notable for its ease of access to downtown Fayetteville, Dickson Street, Uptown Fayetteville and neighboring cities in Northwest Arkansas through expanded bypass and highway systems.

West Fayetteville is a common professional neighborhood for employees working for prominent employers in Northwest Arkansas, which include the Headquarters of Walmart, Tyson, and J.B. Hunt, and who want to remain in Fayetteville city limits.

The area is also in close proximity to the newly developing Centennial Park at Millsap Mountain. Centennial park is a state of the art cycling, cyclo-cross, mountain biking, and running trail system connected to 45 miles of shared-use paved trails and 38 miles of natural-surface trails.

Property Milestones

☑	Acquisition	The rental home has been acquired and is now owned by the offering LLC.
☑	Insurance	Insurance coverage has been obtained to protect the investment.
☑	Renovation	The property was renovated to ensure maximum rent income and minimum maintenance costs.
☑	Leasing	A tenant has been vetted, approved, and has signed a long term lease.
☑	Financing	Long term financing has been obtained through our banking partner.
☐	Reservations	The property is currently collecting reservations of interest from Arrived investors.

☐ Not Started ☐ Started ☐ Completed

THE FINANCIALS

Purchase Price	$215,000
Financing	57%
Raise Amount	$98,660
Rent Status	RENTED
Current Rent	$1,475 / month
Current Lease Length	2 years
Lease End Date	June 26, 2021
Anticipated Hold Period	5-7 years

The Deal Terms

Minimum Investment	$100
Price per Interest	$10
Number of Interests	9,826
Raise Amount	$98,660

The Documents

Property Appraisal - HouseCanary	⬇
Property Appraisal - Red Bell	⬇



REVIEWS

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